Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Important Reminder to Vote for Pan American Silver's Proposed Acquisition to Create the World's Premier Silver Mining Company

Vancouver, B.C. - Jan. 2, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) would like to remind its shareholders that they have until 10:00 a.m. (Vancouver Time) on Friday, January 4, 2019 to vote their shares by proxy at Pan American's upcoming special meeting for the Authorized Capital Resolution and Share Issuance Resolution in connection with the proposed plan of arrangement (the "Arrangement") pursuant to which Pan American will acquire Tahoe Resources Inc. ("Tahoe").

Why You Should Vote FOR the Authorized Capital Resolution and Share Issuance Resolution
The Pan American Board has unanimously recommended that shareholders vote FOR the Authorized Capital Resolution and the Share Issuance Resolution. In reaching their conclusion, the Pan American Board considered the benefits and advantages that would result from the Arrangement. The acquisition of Tahoe will result in the creation of the world’s premier silver mining company, with the following main attributes:

✓ Addition of Tahoe’s Escobal mine, one of the World’s Most Attractive Silver Mines	✓ Largest Publicly-Traded Silver Mining Company by Free Float
✓ Largest Silver Reserve Base of Peer Group	✓ Strong Financial Position
✓ High Margin and Low Cost Production	✓ Enhanced Geographical Diversification
✓ Robust Growth Profile

Independent Proxy Advisors Recommend Pan American Shareholders Vote FOR the Proposed Resolutions
Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis’) are two leading independent, third party proxy advisory firms who issue voting recommendations to institutional shareholders. Both ISS and Glass Lewis have recommended that shareholders of Pan American vote FOR the Authorized Capital Resolution and FOR the Share Issuance Resolution.

Pan American Meeting
The special meeting of shareholders of Pan American is scheduled for 10:00 a.m. (Vancouver time) on Tuesday, January 8, 2019 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia.

Additional information concerning the Arrangement, the Authorized Capital Resolution and the Share Issuance Resolution can be found in the management information circular dated December 4, 2018 (the "Circular"). An electronic copy of the Circular is available on: Pan American's website at www.panamericansilver.com/investors/tahoe-transaction/, SEDAR under Pan American’s profile at www.sedar.com, and on EDGAR under Pan American’s profile at www.sec.gov.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 10:00 a.m. (Vancouver time) on Friday, January 4, 2019.

The Board of Directors of Pan American UNANIMOUSLY recommends that Shareholders vote
FOR the proposed resolutions.

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How to Vote
Shareholders are encouraged to vote today using the internet or telephone, to ensure your vote is received in a timely manner.

Registered shareholders: Shares held in your own name and represented by a physical certificate may be voted by:

•	Internet: www.investorvote.com using the control number on your form of proxy

•	Telephone: 1-866-732-8683

Beneficial shareholders: Shares held with a broker, bank or other intermediary may be voted by:

•	Internet: www.proxyvote.com using the control number on your voting instruction form

•	Telephone: 1-877-452-7184

Shareholder Information and Questions
Pan American shareholders who have questions about the Circular, or need assistance with voting their shares, can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Pan American Silver
Pan American is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, Pan American is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the anticipated timing for the special meeting, the combined company’s silver reserve base, margins and production costs following the effective date of the Arrangement, the combined company’s growth profile, the combined company’s financial position, the combined company’s diversification and the free float of the combined company.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and

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contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability to consummate the Arrangement; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the ability of the parties to successfully integrate the operations and employees and realize synergies and cost savings, and to the extent anticipated; the potential impact on exploration activities; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; and the diversion of management time on the Transaction.

Certain of these factors are identified under the heading "Risk Factors" in the Circular and under the heading "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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